专利实施许可合同

专利名称： <u>3 万吨顺丁烯二酸酐生产技术</u>

专 利 号： <u>200610104902.5</u>

许可方名称： <u>中科院山西煤炭化学研究所</u>

地　　址： <u>山西省太原市桃园南路 27 号</u>

被许可方名称： <u>淄博嘉周化工有限公司</u>

地　　址： <u>淄博市周村区电厂路 1 号</u>

签 订 地 点： 山东省淄博市周村区

签 订 日 期： 2006 年 1 月 11 日

有效期限至： 2008 年 12 月 31 日

专利实施许可合同

前 言

——鉴于许可方中科院山西煤炭化学研究所拥有（发明）专利，该专利为（职务发明创造），专利号为 200610104902.5，公开号为 CN 101182316A ，申请日为 2006.11.14 ，授权日为 20080521，专利的法定届满日为 2026.11.14 。并拥有实施该专利所涉及的技术秘密及工艺；

——鉴于被许可方淄博嘉周化工有限公司属于化工生产领域的企业，拥有厂房、设备、人员及其它条件，并对许可方的专利技术有所了解，希望获得许可而实施该专利技术（及所涉及的技术秘密、工艺等）；

——鉴于许可方同意向被许可方授予所请求的许可；

双方一致同意签订本合同

第一条 名词和术语（定义条款）

本条所涉及的名词和术语均为签定合同时出现的需要定义的名词和术语。如：

技术秘密（know-how）——指实施本合同专利所需要的、在工业化生产中有助于本合同技术的最佳利用、没有进入公共领域的技术。

技术资料——指全部专利申请文件和与实施该专利有关的技术秘密及设计图纸、工艺图纸、工艺配方、工艺流程及制造合同产品所需的工装、设备清单等技术资料。

合同产品——指被许可方使用本合同提供的被许可技术制造的产品，其产品名称为：3 万吨顺丁烯二酸酐生产技术（包括生产设备制造）。

技术服务——指许可方为被许可方实施合同提供的技术所进行的服务，包括传授技术与培训人员。

改进技术——指在许可方许可被许可方实施的技术基础上改进的技术。

第二条 专利许可的方式与范围

该专利的许可方式是独占许可，（排他许可、普通许可、交叉许

可、分许可）；

该专利的许可范围是在某地区制造（使用、销售）其专利的产品；（或者）使用其专利方法以及使用、销售依照该专利方法直接获得的产品；依照其专利方法直接获得的产品。

第三条　专利的技术内容

许可方向被许可方提供专利号为 200610104902.5 ，专利名称为 3 万吨顺丁烯二酸酐生产技术（包括生产设备制造）的全部专利文件，同时提供为实施该专利而必须的工艺流程文件，提供设备清单（或直接提供设备）用于制造该专利产品，并提供实施该专利所涉及的技术秘密及其它技术。

第四条　技术资料的交付

1、技术资料的交付时间

合同生效后，许可方收到被许可方支付的使用费（定金￥20 万元）后的 60 日内，许可方向被许可方交付合同第三条所述的全部资料。

2、技术资料的交付方式和地点

许可方将全部技术资料以面交（挂号邮寄、或空运方式）递交给被许可方，并将资料清单以面交（邮寄或传真方式）递交给被许可方。

技术资料交付地点为被许可方所在地或双方约定的地点。

第五条　使用费及支付方式

1、本合同涉及的使用费为（￥、）180 万元。采用分期付款方式，合同生效后，15 日内，被许可方即支付使用费（人民币 100 万）元给许可方，2008 年 12 月 31 日之前再付清余款 80 万元。

被许可方将使用费按上述期限汇至许可方帐号、或以现金方式支付给许可方。

2、该专利使用费一次性支付（不涉及销售收提成）。

被许可方将使用费按上述期限汇至许可方帐号，或以现金方式支付给许可方。许可方有权查阅被许可方实施合同技术的有关帐目。

第六条　验收的标准与方法

1、被许可方在许可方指导下，生产完成合同产品　顺丁烯二酸酐　（1 个）须达到许可方所提供的各项技术性能及质量指标并符合

国家＿＿GB 3676-1992＿标准。

2、验收合同产品。由被许可方委托国家（或某一级）检测部门进行，或由被许可方组织验收，许可方参加，并给予积极配合，所需费用由被许可方承担。

3、如因许可方的技术缺陷，造成验收不合格的，许可方应负责提出措施，消除缺陷。

第二次验收仍不合格，许可方没有能力消除缺陷的，被许可方有权终止合同，许可方返还使用费，并赔偿被许可方的部分损失。

4、如因被许可责任使合同产品验收不合格的，许可方应协助被许可方，进行补救，经再次验收仍不合格，被许可方无力实施该合同技术的，许可方有权终止合同，且不返还使用费。

5、合同产品经验收合格后，双方应签署验收合格报告。

第七条　对技术秘密的保密事项

1、被许可方不仅在合同有效期内而且在有效期后的任何时候都不得将技术秘密泄露给本合同当事双方以外的任何第三方。

2、被许可方的具体接触该技术秘密的人员均要同被许可方的法人代表签订保密协议，保证不违反上款要求。

3、被许可方应将技术资料妥善保存。

第八条　技术服务与培训（本条可签订从合同）

1、许可方在合同生效后＿＿30＿＿日内负责向被许可方传授合同技术，并解答被许可方提出的有关实施合同技术的问题。

2、许可方在被许可方实施该专利申请技术时，要派出合格的技术人员到被许可方现场进行技术指导，并负责培训被许可方的具体工作人员。

被许可方接受许可方培训的人员应符合许可方提出的合理要求。（确定被培训人员标准）

3、被许可方可派出人员到许可方接受培训和技术指导。

4、技术服务与培训的质量，应以被培训人员能够掌握该技术为准。（确定具体标准）

5、技术服务与培训所发生的一切费用，如差旅费，伙食费等均由被许可方承担。

6、许可方完成技术服务与培训后，经双方验收合格共同签署验收证明文件。

第九条　　后续改进的提供与分享

1、在合同有效期内，任何一方对合同技术所作的改进应及时通知对方；

2、有实质性的重大改进和发展，申请专利的权利由合同双方当事人约定。没有约定的，其申请专利的权利归改进方，对方有优先、优价被许可，或者免费使用该技术的权利；

3、属原有基础上的较小的改进，双方免费互相提供使用；

4、对改进的技术还未申请专利时，另一方对改进技术承担保密义务，未经许可不得向他人披露、许可或转让该改进技术。

5、属双方共同作出的重大改进，申请专利的权利归双方共有，另有约定除外。

第十条　　违约及索赔

对许可方：

1、许可方拒不提供合同所规定的技术资料，技术服务及培训，被许可方有权解除合同，要求许可方返还使用费，并支付违约金 20 万元。

2、许可方无正当理由逾期向被许可方交付技术资料，提供技术服务与培训的，每逾期一周，应向被许可方支付违约金 2000 元。、逾期超过 90 天 ，被许可方有权终止合同，并要求返还使用费。

3、在排他实施许可中，许可方向被许可方以外的第三方许可该专利技术，被许可方有权终止合同，并要求支付违约金 50 万元 。

4、在独占实施许可中，许可方自己实施或许可被许可方以外的第三方实施该专利技术，被许可方有权要求许可方停止这种实施与许可行为， 也有权终止本合同，并要求许可方支付违约金 20 万元。

对被许可方：

1、被许可方拒付使用费的，许可方有权解除合同，要求返回全部技术资料，并要求赔偿其实际损失，并支付违约金 20 万元。

2、被许可方延期支付使用费的，每逾期 30 天 要支付给许可方违约金 2 万元 ；逾期超过 90 天 ，许可方有权终止合同，并要求支付违约金 20 万元。

3、被许可方违反合同规定，扩大对被许可技术的许可范围，许可方有权要求被许可方停止侵害行为、并赔偿损失，支付违约金 50

万元；并有权终止合同。

4、被许可方违反合同的保密义务，致使许可方的技术秘密泄露，许可方有权要求被许可方立即停止违约行为，并支付违约金 50 万元。

第十一条　　侵权的处理

1、对合同有效期内，如有第三方指控被许可方实施的技术侵权，许可方应负一切法律责任；

2、合同双方任何一方发现第三方侵犯许可方的专利权时，应及时通知对方，由许可方与侵权方进行交涉，或负责向专利管理机关提出请求或向人民法院提起诉讼，被许可方协助。

第十二条　　专利权被撤销和被宣告无效的处理

1、在合同有效期内，许可方的专利权被撤销或被宣告无效时，如无明显违反公平原则，且许可方无恶意给被许可方造成损失，则许可方不必向被许可方返还专利使用费。

2、在合同有效期内，许可方的专利权被撤销或被宣告无效时，因许可方有意给被许可方造成损失，或明显违反公平原则，许可方应返还全部专利使用费，合同终止。

第十三条　　不可抗力

1、　发生不以双方意志为转移的不可抗力事件（如火灾，水灾，地震，战争等）妨碍履行本合同义务时，双方当事人应做到：

（1）采取适当措施减轻损失；

（2）及时通知对方当事人；

（3）在 不可抗力事件期间，出具合同不能履行的证明；

2、发生不可抗力事件在 60 天 内，合同延期履行；

3、发生不可抗力事件，持续时间超过 365 天，本合同即告终止。

第十四条　　税费

许可方缴纳。

第十五条　　争议的解决方法

1、双方在履行合同中发生争议的，应按合同条款，友好协商，自行解决；

2、双方不能协商解决争议的，提请 淄博 专利管理机关调处，对调处决定不服的，向人民法院起诉；

第十六条　　合同的生效、变更与终止

1、本合同自双方签字、盖章之日起生效，合同的有效期为 2

年，（不得超过专利的有效期）

2、（对独占实施许可合同）被许可方无正当理由不实施该专利技术的，在合同生效日后 __360__ 天，本合同自行变更为普通实施许可合同。

3、由于被许可方的原因，致使本合同不能正常履行的，本合同即告终止，或双方另行约定变更本合同的有关条款。

第十七条　　其他

前十六条没有包含，但需要特殊约定的内容，如：

其他特殊约定，包括出现不可预见的技术问题如何解决，出现不可预见的法律问题如何解决等。

许可方名称：中科院山西煤炭化学研究所

代表签字：

开户银行：

账号：

被许可方名称：淄博嘉周化工有限公司

代表签字：

开户银行：

账号：

二〇〇六年一月十一日